

May 7, 2013

<u>Via E-Mail</u>
Mr. Frank Wood
Chief Financial Officer
Alpha Natural Resources, Inc.
One Alpha Place
P.O. Box 16429
Bristol, Virginia 24209

      Re: Alpha Natural Resources, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-32331

Dear Mr. Wood:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012</u>

<u>Asset Impairment, page 90</u>

1. We note you recognized goodwill impairment of $1.7B and asset impairment of $1.0B in the fiscal year ended December 31, 2012. Your disclosures should clearly indicate whether management believes there are at-risk asset groups (i.e. asset groups with undiscounted cash flows that are not substantially in excess of its carrying value and/or goodwill with fair value that is not substantially in excess of its carrying value). For example, you disclose that the Eastern Coal Operations segment exceeded its carrying value by a total of 9% but you have not disclosed whether management believes this goodwill is at-risk. In future filings, please clearly disclose at-risk asset groups and include the total net book value of these at-risk asset groups. In your revised disclosure,

Mr. Frank Wood
Alpha Natural Resources, Inc.
May 7, 2013
Page 2

include a discussion of the key assumptions, including the uncertainty of such key assumptions. Please provide us with this draft language in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at 202-551-3727 or Angela Halac at 202-551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining